WELCOME TO HERITAGE Filed by Heritage Financial Corporation (Commission File No.: 000-29480) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 The following is a letter that was sent via email to employees of Kitsap Bank and posted on the Intranet page of Kitsap Bank on September 25, 2025.

WELCOME TO HERITAGE To All Kitsap Bank Employees: I am pleased to introduce you to Heritage Bank. Kitsap Bank and Heritage Bank are very compatible organizations, both in culture and in our approach to customers and the communities we serve. We believe the collaboration between our two teams will build a more robust banking platform across the Puget Sound region, providing the scale and capabilities of a larger bank while maintaining the community bank approach customers have come to expect from Heritage Bank and Kitsap Bank. You will be learning more about Heritage Bank over the next few weeks, but a few highlights include:  We are headquartered in Olympia, Washington with more than $7 billion in assets.  We have a network of 50 offices in Washington, Oregon and Idaho.  We have a business banking focus.  Our culture is centered on exceptional customer service and a commitment to the communities we serve. We want to ensure that we provide clarity about this new partnership. As of September 25, 2025, Heritage Bank and Kitsap Bank have signed a Definitive Agreement, which means that a binding agreement has been executed in which Heritage Bank has agreed to purchase Kitsap Bank. Closing of the merger is subject to, among other things, a series of approvals. We expect closing of the merger to take place in late January 2026. This is when “Change in Control” (CIC) will happen and Kitsap Bank will legally become part of Heritage Bank. The process to convert the core banking systems is not anticipated to occur until late in the third quarter of 2026. Until the systems conversion takes place, most Kitsap Bank operations will be “business as usual”. Additionally, we are pleased to announce that most branches will continue to operate under the Kitsap Bank name on the Kitsap and Olympic peninsulas. We are offering most of the staff at these locations ongoing employment. The branches in the Kitsap and Olympic Peninsula footprint will be led by Charles Robertson. Branches in overlapping markets (Tacoma and Gig Harbor) will continue with their existing reporting lines until further review. Tim McLaughlin will lead the current Kitsap commercial teams excluding the Bellevue team. Basant Singh will continue as a market executive in Bellevue. Michael Gordon will remain in a Treasury Management/Commercial Deposits leadership role with the combined organizations. There will be some changes at the executive level, however these changes will not occur until later as both the Heritage Bank and Kitsap Bank executive teams are committed to helping ease the transition for employees and customers. We will communicate more about these changes in the coming weeks and months. All employees will be retained through the CIC date regardless of designation. There will be some Kitsap Bank employees whose roles may not be ongoing, or for whom we need a bit of time in which to make a decision, and these employees will be designated “In Transition”. Some Kitsap Bank

WELCOME TO HERITAGE employees who are initially designated as “In Transition” may be offered an ongoing position in the near term, while others may be asked to continue after CIC, up to and through the system conversion, in order to best serve customers. We will make our best effort to communicate to all employees by the end of October 2025 regarding their future with Heritage Bank. We will be offering a severance package to the Kitsap Bank employees that are not offered ongoing employment and a severance package and retention bonuses for those who continue to work through the targeted separation date. More information will follow on this in the coming weeks. We understand that change can cause uncertainty, but it is our sincere hope that you find opportunities within our combined organization. As we move towards the closing date, we will ramp up our planning for CIC and many of you will be called on to work with your Heritage Bank counterparts in preparation for the core system conversion. We will be providing you with information over the next several weeks that should ease the transition and answer questions that you or customers may have. The leadership teams of both Heritage Bank and Kitsap Bank are available to answer your questions and address your concerns. While we may not have all the answers immediately, we are committed to providing ongoing communications to help you continue to be successful. We encourage you to learn more about Heritage Bank and our current job opportunities at https://careers.heritagebanknw.com. We look forward to meeting you all and sharing more about plans for our future together. Sincerely, The Heritage Bank Executive Leadership Team

WELCOME TO HERITAGE Cautionary Note Regarding Forward-Looking Statements This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (the “Target”) and certain plans, expectations, goals, projections and benefits relating to the merger of the Target with and into Heritage (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Heritage makes regarding the ability of Heritage and the Target to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Heritage and the Target, and the possibility of any termination of the Merger Agreement. Forward-looking statements are not historical facts but instead represent management’s current expectations and forecasts regarding future events, many of which are inherently uncertain and outside of management’s control. Actual results may differ, possibly materially, from those currently expected or projected in these forward-looking statements. In addition to factors disclosed in reports filed by Heritage with the SEC, risks and uncertainties for Heritage, the Target and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of the Target’s operations with those of Heritage will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Target’s shareholders to adopt the Merger Agreement, or the failure of Heritage’s shareholders to approve the issuance of Heritage’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Heritage’s, the Target’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by Heritage’s issuance of additional shares of Heritage’s common stock in connection with the Merger; and (13) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Heritage, the Target and the combined company. Please refer to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as Heritage’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Heritage nor the Target undertakes

WELCOME TO HERITAGE any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Additional Information and Where to Find It Heritage will file a registration statement on Form S-4 with the SEC in connection with the proposed Merger. The registration statement will include a joint proxy statement of Heritage and the Target that also constitutes a prospectus of Heritage, which will be sent to the shareholders of Heritage and the Target. Before making any voting decision, the shareholders of Heritage and the Target are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Heritage, the Target and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Heritage can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage’s website at hf-wa.com under the tab “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue S.W., Olympia, Washington 98501 or by calling (360) 943-1550 or from the Target, upon written request to Olympic Bancorp, Inc., Attn: Corporate Secretary, P.O. Box 9, Port Orchard, Washington 98366. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in this Transaction This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Heritage, the Target, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Heritage and the Target in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Heritage and the Target will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.” Security holders may obtain information regarding the names, affiliations and interests of Heritage’s directors and executive officers in the definitive proxy statement of Heritage relating to its 2025 Annual Meeting of Shareholders filed with the SEC on March 21, 2025 and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 27, 2025. To the extent the holdings of Heritage’s securities by Heritage’s directors and executive officers have changed since the amounts set forth in Heritage’s proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”